Exhibit 4.18

THE AWARD HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE ACT.

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

Award Agreement

Caledonia Mining Corporation Plc (the “Company”) hereby grants the following Performance Units (“PUs”) to the Participant named below (the “Recipient”), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) of the Company for services rendered to the Company and its subsidiaries:

Name of Recipient:	[ ]

Grant of PUs:

Date of Grant:	[ ] (“PUs Grant Date”).
Value of PUs at Date of Grant:	US$[20% salary]
Price Per Share at Date of Grant[1]:	US$[ ]
Target Number of PUs:	[ ] (“Target PUs”)
Vesting Dates of PUs:

Subject to any reduction, cancellation, forfeiture or acceleration in vesting as provided in the Plan or this Award Agreement, the PUs granted pursuant to this Award Agreement will vest one third on each of the following days: the 1st business day in April 2024, 2025 and 2026 post the publication of financial results with the only exception being if there is a closed period for whatever reason, which follows that it will be the first day thereafter that. (“PUs Vesting Date”)

____________________

1 The Fair Market Value of a Share underlying a PU shall be equal to the greater of (i) the volume weighted average trading price of the Shares on the NYSE American for the five trading days preceding the relevant date in which such valuation occurs or (ii) the closing price of the Shares on the NYSE American on the trading day immediately prior to such valuation date (i.e., grant date, dividend payment date, settlement date)  (the “PU Share Price”).

Performance Measures:

The number of PUs which will vest on each of the PUs Vesting Dates (including an increase or decrease in the Target PUs) will be a third of the Target PUs multiplied by the score determined in accordance with Appendix A (the “Performance Multiplier”) to this Award Agreement.

Performance Period:	January 1, 2023 to December 31, 2023; January 1, 2024 to December 31, 2024; and January 1, 2025 to December 31, 2025 for each third of Target PUs.
Dividend Reinvestment:

The Recipient will be entitled to receive, from and after each of the PUs Vesting Dates until settlement of the relevant PUs, for each vested PU held at the time of payment of a dividend by the Company, the cash equivalent of such dividend declared by the Company on one Share. Such cash equivalents paid by the Company shall, with respect to each vested PU, be automatically reinvested in additional PUs at a price per PU equal to the then applicable PU Share Price. For the avoidance of doubt, all additional PUs accrued to the Recipient through dividend reinvestment shall be subject to the terms, conditions and restrictions of this Agreement and the Plan. No PUs accrued to the Recipient through dividend reinvestment shall be subject to adjustment, either upwards or downwards, by the Performance Multiplier.

Settlement:

The settlement value of vesting PUs shall be an amount equal to a third of the Target PUs (after application of the Performance Multiplier) multiplied by the PU Share Price. Such settlement value may be paid to the Recipient in the same currency and in the same manner that the Recipient receives his or her regular compensation.

Notwithstanding the foregoing, the Recipient may, except in the event of a Change of Control, request that settlement be made in whole or in part in the form of Shares at a value equal to the then applicable PU Share Price at the date of settlement (in other words, equal to the number of vesting PUs) and, in the event that such request is made, the Company shall endeavour to satisfy such request to issue Shares subject to there being, if the Recipient is a resident of Zimbabwe, a current listing of Shares or securities representing them on a Zimbabwe securities exchange or an alternative mechanism satisfactory to the Company and in accordance with and all applicable law and regulations (including, but not limited to, any restrictions on the issue of securities pursuant to the Plan and the Company’s share dealing code in force from time to time and the requirements of any securities exchange upon which the Shares are then listed) and otherwise on such terms and conditions as the Committee may determine.

Death of the Recipient:

If the Recipient dies while an Employee of the Company or an Affiliate, any PUs held by the Recipient that have not vested will immediately vest and will be settled with the estate of the Recipient as soon as practicable. The Performance Multiplier will be applied to determine the number of PUs that vest as if the applicable Performance Period has been completed. If a Performance Period is in progress at the time of the Recipient’s death or for future Performance Periods, the Performance Multiplier will be calculated on the basis of the Performance Measures achieved at the end of the immediately preceding interim period. The determination of the foregoing will be in the sole and unfettered discretion of the Committee.

1.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Award Agreement and all capitalized terms used in this Award Agreement, unless expressly defined in a different manner, have the meanings given to them in the Plan. Except where the terms and provisions of this Award Agreement specifically state that they supersede the terms or provisions of the Plan, in the event of a conflict between any term or provision contained in this Award Agreement and a term or provision of the Plan, all terms and provisions of the Plan will govern and prevail.

2.	The Awards granted pursuant to this Award Agreement are recorded in a notional account held by the Company in your name, to which you may refer at any time.

3.

Nothing contained in this Award Agreement or the Plan will give the Recipient or any other Person any interest or title in or to any Share or any rights as a shareholder of the Company (including, without limitation, any right to receive dividends or other distributions from the Company, voting rights, warrants or rights under any rights offering) or any other legal or equitable right against the Company whatsoever, other than as set forth in this Award Agreement and in the Plan.

4.

If the Recipient voluntarily Retires, the Committee may, in its sole discretion but will have no obligation to, accelerate the vesting of any unvested Awards granted pursuant to this Award Agreement. In exercising its discretion, the Committee will consider the nature of the Recipient’s withdrawal from employment or office with the Company or Affiliate, including without limitation the notice period given by the Recipient, the transition responsibilities carried out by the Recipient and the Recipient’s adherence to any applicable restrictive covenants.

5.	The Recipient will not be obligated to settle any Awards granted pursuant to this Award Agreement on the vesting dates of such Awards but may elect to settle at any time after such vesting dates.

6.

Nothing in the Plan or in this Award Agreement will affect the Company’s right, or that of an Affiliate, to terminate the employment or term of office or engagement of a Recipient at any time for any reason whatsoever. Upon such termination, the Recipient’s rights in respect of the Awards granted under this Award Agreement will be subject to restrictions and time limits, the complete details of which are set out in the Plan.

7.

Without restriction, and for the avoidance of doubt, the Recipient agrees that the Recipient will not be entitled to any rights to accrue, vest or exercise any Awards during or in respect of any termination notice or severance period under the Recipient’s employment agreement or employment arrangements.

8.

Each notice relating to the Awards must be in writing. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Chief Financial Officer of the Company with a copy to the Company Secretary of the Company. All notices to the Recipient will be addressed to the principal address of the Recipient on file with the Company. Either the Company or the Recipient may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing. Any notice given by either the Recipient or the Company is not binding on the recipient of such notice until received.

9.

Subject to 8.3 or 10.7 of the Plan, as applicable, any Award granted pursuant to this Award Agreement may only be held during the lifetime of the Recipient by the Recipient personally and no assignment or transfer of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Award granted under this Award Agreement terminates and is of no further force or effect. Complete details of this restriction are set out in the Plan.

10.

In the event of a Change of Control, all PUs granted pursuant to this Award Agreement shall immediately vest and the value of such PUs shall be paid out in cash within 30 days subsequent to the Change of Control in an amount based on the Change of Control Price. For the avoidance of doubt, the Committee shall have no discretion regarding the form of payment and there shall be no Alternative Awards as described in Article 14 of the Plan.

11.	The Recipient hereby acknowledges and agrees that:

(a)

any rule, regulation or determination, including the interpretation by the Committee, with respect to the Awards granted under this Award Agreement and, if applicable, its exercise, is final and conclusive for all purposes and binding on all Persons, including the Company and the Recipient;

(b)	the participation of the Recipient in the Plan is entirely voluntary; and

(c)

the Recipient has been advised to obtain independent legal and tax advice prior to entering into this Award Agreement and by entering this Agreement the Recipient represents that he or she did obtain whatever independent legal and tax advice he or she considered appropriate and sufficient.

12.

By signing this Award Agreement, the Recipient represents and warrants that (i) under the terms and conditions of the Plan he is an Eligible Participant (as defined in the Plan) entitled to receive the Award, and (ii) he is not in the United States or a U.S. person, nor is he acquiring the Award for the benefit of a person in the United States or a U.S. person. Furthermore, the Recipient understands that the Award may not be exercised in the United States or by or on behalf of a U.S. person unless the Award has been registered under the Act or is exempt from registration thereunder. The Company may condition the Award upon receiving from the Recipient such representations and warranties and such evidence of registration or exemption under the Act as is satisfactory to the Company, acting in its sole discretion.

13.	This Award Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

CALEDONIA MINING CORPORATION PLC

By:

I have read the foregoing Award Agreement and hereby accept the Award in accordance with and subject to the terms and conditions of this Award Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the Company Secretary. I agree to be bound by the terms and conditions of the Plan governing the Award.

Date Accepted	Recipient’s Signature

Recipient’s Name (Please Print)

APPENDIX A
PERFORMANCE MULTIPLIER

The Performance Multiplier will be based on the following metrics and weightings. The number of PUs to vest on the PUs Vesting Date will be determined based on the Performance Multiplier and scorecard, calculated as follows:

Metric	Weighting	Description	Threshold	Below Threshold	Threshold Met	Target	Target Met	Stretch	Max (Stretch outcome)
Gold Production (oz) over 3 years	50%
Gold Production (oz) over 3 years at Blanket	42.5%	Aggregate vs. guidance gold production	225 000 (Blanket – 75 000 per year)	Below Threshold 0% (no PU’s vest)	50% of PUs vest	240 000 (Blanket – 80 000 per year)	100% of PUs vest	260 000 (Blanket 86 667 per year)	150% of PUs vest if stretch or more is achieved
Gold Production (oz) over 3 years at Bilboes	7.5%	Aggregate vs. guidance gold production annually	Lower End of Annual Bilboes Guidance	Below Threshold 0% (no PU’s vest)	50% of PUs vest	Mid Point of annual Bilboes Guidance	100% of PUs vest	Upper End of Annual Bilboes Guidance	150% of PUs vest if stretch or more is achieved
Cost Per Ounce	50%
On mine costs at Blanket and Bilboes plus other on mine costs plus head office “G&A” Other costs include: ►procurement margins paid to SA and Dubai ►the profit arising in solar co for electricity sales to Blanket	50%	Controllable Cost per ounce of gold produced vs. budgeted number for each Financial Year. Averaged over the 3-year vesting period.	105% of Target	Below Threshold 0% (no PU’s vest)	50% of PUs vest	x for 2023 (1/3 2023; 1/3 2024; 1/3 2025)	100% of PUs vest	95% of target	150% of PUs vest if stretch or more is achieved

Notes: Linear interpolation will be applied to vesting between Threshold and Target. Stepped vesting will be applied to vesting between Target and the midpoint between Target and Stretch (“Midpoint”). Linear interpolation will then be applied between the Midpoint and Stretch. The number of PUs vesting at Stretch and above will be capped at 150%. As shown below:

	Performance attained
	Less than Threshold	Threshold	Between Threshold and Target	Target	Between Target and Midpoint	Midpoint	Between Midpoint and Stretch	Stretch or more
No. of PUs that will vest	0%	50%	Linear vesting from 50% to 100%	100%	100%	125%	Linear vesting from 125% to 150%	150% maximum

Further Notes:

(1) For the purposes of determining whether a target has been met, reported financial statements will be used.

(2) As per the table above, a performance score less than Threshold will result in zero PUs vesting, and if Threshold is met, 50% of the PUs will vest. Linear interpolation will be applied to vesting between Threshold and Target; Any achievement greater than Target but less than the Midpoint will result in 100% of the PUs vesting. Achievement at the Midpoint will result in 125% of the PUs vesting. Linear interpolation applies between the Midpoint and Stretch, where a maximum of 150% of PUs vest.

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